3/29/02 AB

02018894

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

RECD S.E.C.
MAR - 1 2002
801

OMB APPROVAL
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SEC FILE NUMBER
8- 17212

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SunTrust Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM ID NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

303 Peachtree St., NE, Suite 2400
(No. and Street)

Atlanta	GA	30308
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laura J. Deasy 404-588-7640

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Arthur Andersen, LLP
(Name-if individual, state last, first, middle name)

133 Peachtree St.	Atlanta	GA	30303
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 04 2002
THOMSON FINANCIAL

Check One:

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, Laura J. Deasy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SunTrust Capital Markets, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Laura J. Deasy
Signature

Chief Financial Officer
Title

Druenetta V. Smith
Notary Public

DRUENETTA V. SMITH
Notary Public, DeKalb County, Georgia
My Commission Expires Mar. 25, 2005

This report ** contains (check all applicable boxes):

(X) (a) Facing Page.
(X) (b) Statement of Financial Condition.
(X) (c) Statement of Income (Loss).
(X) (d) Statement of Changes in Financial Condition.
(X) (e) Statement of Changes in Stockholders' Equity or Partners or Sole Proprietor's Capital.
(X) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X) (g) Computation of Net Capital.
(X) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X) (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(X) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(X) (o) Independent Auditor's Report on Financial Statements and Exhibits.
(X) (p) Independent Auditor's Report on Internal Control Structure (under Rule 17a-5).

** For conditions of confidential treatment of certain portions of the filing see section 240.17a-5(e)(3).

8-17212

ANDERSEN

SunTrust Capital Markets, Inc.

(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

and Subsidiaries

Consolidated Statements of Financial Condition
as of December 31, 2001 and 2000
Together With Auditors' Report

ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To SunTrust Capital Markets, Inc.:

We have audited the accompanying consolidated statements of financial condition of **SUNTRUST CAPITAL MARKETS, INC.** (a Tennessee corporation and a wholly owned subsidiary of SunTrust Banks, Inc.) **AND SUBSIDIARIES** as of December 31, 2001 and 2000 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated statements of financial condition referred to above present fairly, in all material respects, the consolidated financial position of SunTrust Capital Markets, Inc. and subsidiaries as of December 31, 2001 and 2000 in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Atlanta, Georgia
February 22, 2002

SUNTRUST CAPITAL MARKETS, INC.

(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2001 AND 2000

ASSETS

	2001	2000
CASH	$ 300,525	$ 282,390
CASH AND SECURITY SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS (Note 2)	10,287,758	6,512,642
RECEIVABLES FROM BROKERS, DEALERS, CUSTOMERS, AND OTHERS (Note 3)	169,994,006	131,919,416
SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL (Note 4)	2,873,053,683	2,199,978,648
SECURITIES OWNED (Note 13):		
U.S. government and agency obligations	212,349,475	70,814,039
State and municipal obligations	71,866,395	60,306,509
Corporate debt and equities	56,279,256	91,443,006
Commercial paper	294,399,786	527,352,908
Other	15,601,519	32,497,241
	650,496,431	782,413,703
ACCRUED INTEREST AND OTHER INCOME	6,944,423	10,694,144
NOTE RECEIVABLE FROM PARENT (Note 8)	160,000,000	160,000,000
DUE FROM RELATED PARTIES (Note 8)	3,700,810	33,880,204
FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS, less accumulated depreciation and amortization of $13,658,181 and $9,204,188 in 2001 and 2000, respectively	18,767,670	8,511,590
INTANGIBLE ASSETS	87,047,653	111,486,635
OTHER ASSETS	9,896,851	4,892,602
INVESTMENT IN SUBSIDIARIES	0	8,353,825
Total assets	$3,990,489,810	$3,458,925,799

LIABILITIES AND SHAREHOLDER'S EQUITY

	2001	2000
PAYABLES TO BROKERS, DEALERS, CUSTOMERS, AND OTHERS (Note 3)	**$ 155,545,347**	$ 141,927,154
SECURITIES SOLD BUT NOT YET PURCHASED (Note 5)	**58,219,131**	37,968,150
SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE (Note 6)	**3,155,976,871**	2,665,690,492
ACCRUED SALARIES, BENEFITS, AND INCENTIVE AWARDS (Note 7)	**76,782,760**	41,714,995
ACCRUED INTEREST PAYABLE AND OTHER LIABILITIES	**11,458,029**	6,445,000
DUE TO RELATED PARTIES (Note 8)	**2,355,816**	2,071,828
NOTE PAYABLE TO RELATED PARTIES (Note 8)	**183,695,318**	84,423,354
NOTE PAYABLE TO PARENT (Note 8)	**0**	140,000,000
INCOME TAXES PAYABLE TO PARENT (Note 1)	**779,878**	4,290,537
Total liabilities	**3,644,813,150**	3,124,531,510
COMMITMENTS AND CONTINGENCIES (Notes 10 and 12)		
SUBORDINATED SECURED DEMAND NOTE PAYABLE TO PARENT (Note 8)	**160,000,000**	160,000,000
SHAREHOLDER'S EQUITY:		
Common stock, $1 par value; 100,000 shares authorized, issued, and outstanding in 2001 and 2000	**100,000**	100,000
Additional paid-in capital	**196,538,774**	181,796,459
Accumulated deficit	**(10,962,114)**	(7,502,170)
Total shareholder's equity	**185,676,660**	174,394,289
Total liabilities and shareholder's equity	**$3,990,489,810**	$3,458,925,799

The accompanying notes are an integral part of these consolidated statements.

SUNTRUST CAPITAL MARKETS, INC.

(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2001 AND 2000

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

The Company's operations consist of buying and selling securities for its customers and its own account and certain underwriting and other brokerage activities. The corporate finance function arranges public and private debt and equity placement services and other off-statement of financial condition activities and products for its customers. In addition, the Company is an active underwriter of debt for municipalities and not-for-profit institutions. The Company is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer and is a member of the New York Stock Exchange (the "NYSE") and the National Association of Securities Dealers (the "NASD").

On July 27, 2001, the Company acquired the institutional business of The Robinson-Humphrey Company, LLC (Note 9). Effective with this transaction, the Company changed its name to SunTrust Capital Markets, Inc., and is doing business going forward as SunTrust Robinson Humphrey.

The Company clears all fixed-income transactions on an omnibus self-clearing basis through a third party. The Company clears all equity transactions on a fully disclosed basis through third parties.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Purchase Price Adjustment

In conjunction with the January 1998 acquisition of Equitable Securities Corporation, the Company and its Parent entered into a merger agreement, whereas the Parent placed into escrow certain shares issued as purchase consideration, which were to be released at a later date. The merger agreement was amended, and in December 2001, the original purchase price was reduced by $25,257,685. Accordingly, the reduction of purchase consideration was recorded as part of stockholder's equity in additional paid-in-capital and goodwill in the accompanying financial statements.

Securities Transactions

Securities transactions and related gains and losses were recorded on a trade-date basis. Marketable securities owned are valued at estimated market values, and securities not readily marketable are valued at their estimated fair value based on quoted market prices or pricing models, as determined by management. The resulting difference between cost and market is included in income. Included in securities owned on the accompanying consolidated statements of financial condition are approximately $6.7 million and $4.2 million and of not readily marketable securities as of December 31, 2001 and 2000, respectively. This balance is principally comprised of restricted stock and warrants.

Recent Accounting Pronouncements

In June 2000, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, as amended by SFAS No. 137 and SFAS No. 138, was adopted January 1, 2001 without a material effect on the consolidated financial statements of the Company, as the Company records all of its derivative instruments at their fair value and recognizes the changes in the derivative's value currently in earnings.

In September 2000, the FASB issued SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities." This statement provides consistent accounting and reporting standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. SFAS No. 140 did not have a material effect on the Company's consolidated financial statements. For related disclosures, refer to Notes 4 and 6.

In July 2001, the FASB issued SFAS No. 141 "Business Combinations." SFAS No. 141 eliminates pooling of interests accounting and requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. SFAS No. 142 eliminates the amortization of goodwill and other non-separable intangible assets and requires that goodwill be evaluated for impairment by applying a fair value-based test. The Company adopted these new standards as of January 1, 2002, in accordance with the established effective dates, except for its acquisition of The Robinson-Humphrey Company, LLC (Note 9), which was adopted effective the date of acquisition in accordance with the standard. Amortization of goodwill for fiscal 2001 and 2000 was approximately $5,068,844 and $5,150,343, respectively. The Company completed its first annual impairment tests as of January 1, 2002, with no impairment.

In August 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supersedes both SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which previously governed impairment of long-lived assets, and APB Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," which addressed the disposal of a business segment. This Statement improves financial reporting by requiring one accounting model to be used for long-lived assets to be disposed of by sale and by broadening the presentation of discontinued operations to include more disposal transactions. The Company adopted the new standard effective January 1, 2002, with no material impact on the Company's financial statements.

Use of Estimates

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statements of financial condition. Actual results could differ from those estimates; however, management does not expect such variances to be material to the financial position or the results of operations of the Company.

Furniture and Equipment

Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Leasehold Improvements

Leasehold improvements are recorded at historical cost. Amortization is computed using the straight-line method over the lesser of the economic useful life of the improvement or the term of the lease.

Exchange Memberships

Accounting principles generally accepted in the United States require that exchange memberships owned be valued at cost or at a lesser amount if there is an other-than-temporary impairment in value. The Company has stated its exchange memberships owned at cost, which approximated $2,300,000, as part of other assets in the accompanying financial statements. The costs and carrying value of the exchange membership approximated its fair value as of December 31, 2001.

Impairment of Long-Lived Assets

In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," the Company reviews its long-lived assets, including goodwill, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. To determine recoverability of its long-lived assets, the Company evaluates the probability that future undiscounted net cash flows will be less than the carrying amount of the assets.

Income Taxes

The Company does not file its own income tax return but is included in the consolidated income tax return of the Parent. The Company provides for taxes as if it were filing a separate return and pays for its pro rata share of the consolidated current tax liability or receives a refund for any current tax benefit. Payments to tax authorities are made by the Parent.

Deferred income taxes are provided when income and expenses are recognized in different years for financial and tax reporting purposes. For the Company, there are no significant differences in the tax and financial statement bases of its assets or liabilities, other than goodwill.

Reclassifications

Certain reclassifications of prior year amounts have been made in the accompanying statements of financial condition to conform to the current year presentation.

2. CASH AND SECURITY SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

A U.S. Treasury bill (market value of $10,287,258 and $5,012,142 as of December 31, 2001 and 2000, respectively) and $500 and $1,500,500 of cash as of December 31, 2001 and 2000, respectively, have been segregated in a special reserve account for the benefit of customers of the Company under SEC Rule 15c3-3.

3. RECEIVABLES FROM AND PAYABLES TO BROKERS, DEALERS, CUSTOMERS, AND OTHERS

Receivables from and payables to brokers and dealers arise from the settlement of securities transactions executed for customers of the Company. Generally, receivables are collected within 30 days and are collateralized by securities in physical possession, on deposit, or receivable from customers or other brokers. Payables are generally paid within 30 days or based on the terms of the obligation.

Receivables from and payables to brokers, dealers, customers, and others consisted of the following at December 31:

	2001	2000
Receivables from:		
Customers	**$157,978,671**	$125,041,780
Brokers and dealers	**2,892,651**	576,640
Others	**9,122,684**	6,300,996
	$169,994,006	$131,919,416
Payables to:		
Customers	**$106,365,227**	$128,310,703
Brokers and dealers	**42,675,687**	8,894,504
Others	**6,504,433**	4,721,947
	$155,545,347	$141,927,154

4. SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL

Securities purchased under agreements to resell are collateralized by U.S. government or agency securities and are carried at the amounts at which the securities will be subsequently resold. The Company takes possession of all securities purchased under agreements to resell and performs the appropriate margin evaluation on the acquisition date and based on market volatility, as necessary.

The Company requires collateral between 100% to 106% of the underlying securities. The total market value of the collateral held was $2,895,842,975 and $2,223,509,591 at December 31, 2001 and 2000, respectively. As of December 31, 2001, $2,802,953,204 was repledged.

5. SECURITIES SOLD BUT NOT YET PURCHASED

Sales of securities not yet purchased represent an obligation of the Company to deliver specified securities at a predetermined date and price. The Company will be obligated to acquire the required securities at prevailing market prices in the future to satisfy this obligation. Securities sold but not yet purchased consisted of the following at quoted market prices at December 31, 2001 and 2000:

	2001	2000
U.S. government obligations	**$57,241,630**	$36,247,514
Corporate equities	**977,501**	1,720,636
	$58,219,131	$37,968,150

6. SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities sold under agreements to repurchase are collateralized by U.S. government and agency securities and are carried at the amounts at which the securities will be subsequently repurchased.

During 2001, the Company pledged collateral between 100% to 105% of the underlying securities. The total market value of the collateral was $3,179,016,296 and $2,692,214,419 at December 31, 2001 and 2000, respectively.

7. EMPLOYEE BENEFITS

The Company participates in the pension and other employee benefit plans of the Parent for the benefit of substantially all employees of the Company. In addition, certain management employees participate in incentive-based compensation plans of the Parent. Costs of the pension plan are computed under the projected unit credit method, and the plan is funded using the aggregate actuarial cost method. Benefit information is not available from the actuary for individual subsidiaries of the Parent. However, plan assets exceeded the present value of benefit obligations as of December 31, 2001 and 2000.

8. TRANSACTIONS WITH RELATED PARTIES

During the periods ended December 31, 2001 and 2000, the Company engaged in various transactions with the Parent and its affiliates, as shown below:

	2001	2000
Balances with related parties included in the statements of financial condition:		
Cash	**$ 300,525**	$ 282,390
Cash segregated under federal and other regulations	**500**	1,500,500
Securities purchased under agreements to resell	**2,087,695,589**	1,302,590,273
Due from related parties	**3,700,810**	33,880,204
Note receivable from Parent	**160,000,000**	160,000,000
Securities sold under agreements to repurchase	**2,093,895,589**	1,311,240,273
Accrued interest payable to related parties	**196,805**	1,020,538
Due to related parties	**2,159,011**	1,051,290
Note payable to related parties	**183,695,318**	84,423,354
Notes payable to Parent:		
Unsecured	**0**	140,000,000
Subordinated and secured	**160,000,000**	160,000,000

The Company has a $160,000,000 unsecured demand revolving line of credit with the Parent. The line of credit has a stated interest rate at the Parent's monthly average cost of funds, which was 2.68% and 6.67% at December 31, 2001 and 2000, respectively, and interest is to be paid monthly. At December 31, 2001 and 2000, the outstanding balance on this unsecured line of credit was $0 and $140,000,000 respectively.

On August 19, 1999, the Company converted its existing $70,000,000 and $90,000,000 notes with the Parent into a $160,000,000 subordinated secured noninterest-bearing demand note that matures on December 15, 2003. Under the terms of the note, the Parent provided the Company with a noninterest-bearing demand note on the Parent, secured by marketable securities owned by the Parent. The subordinated borrowing is covered by agreements approved by the NYSE, and thus, the amount is available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowing is required for the Company's continued compliance with the net capital requirements (Note 11), it may not be repaid. Furthermore, the Company must notify the NYSE within six months of the Company's intent to make payments. As of December 31, 2001 and 2000, no such notices had been presented to the NYSE.

At December 31, 1999, the Company also had a $100,000,000 overdraft facility note with SunTrust Bank ("STB"). The Company entered into agreements to increase the available funds on the overdraft facility on June 30, 2000 to $250,000,000, and again on October 15, 2001 to $550,000,000. The overdraft facility has a stated interest rate equal to STB's overnight cost of funds at the date of the advance plus ten basis points. The interest rate at December 31, 2001 and 2000 was 1.975% and 6.725%, respectively. Any advances and accrued interest are due the following business day. At December 31, 2001 and 2000, the outstanding balances on this overdraft facility were $183,695,318 and $84,423,354, respectively.

The Company also has a $5,000,000 overdraft facility note with STB. The overdraft facility has a stated interest rate equal to ten basis points per annum above STB's overnight cost of funds at the date of advance under the facility. Advances and accrued interest under the facility are due the following business day. At December 31, 2001 and 2000, there were no outstanding borrowings under the facility.

9. BUSINESS ACQUISITIONS

On July 27, 2001, the Company acquired the institutional business of The Robinson-Humphrey Company, LLC. This acquisition has been recorded using the purchase method of accounting, and accordingly, the purchase price has been allocated to the assets acquired and liabilities assumed based on their estimated fair value as of the date of acquisition. The operating results are included in the Company's consolidated statements of income from the date of the acquisition. The aggregate net cash paid for this acquisition was $10,377,144. The excess of cost over tangible assets acquired totaled $5,884,550, which was allocated to goodwill. The depreciable assets, excluding goodwill, are being amortized on a straight-line basis over their estimated economic life. In accordance with SFAS No. 142, the Company has not amortized the goodwill related to this acquisition.

10. COMMITMENTS AND CONTINGENCIES

The Company had $0 and $959,000,000 of future contracts in certain U.S. government agency securities outstanding, which required delivery and settlement at a future date, at December 31, 2001 and 2000, respectively.

The Company had no underwriting commitments at December 31, 2001 and 2000.

The Company leases certain office facilities and equipment under noncancelable leases that expire through 2010. In addition, the Company has various obligations, mostly monthly commitments of less than one year, under other equipment leases. Minimum rental commitments on noncancelable leases for each of the following years ending December 31 are as follows:

	Operating Leases
2002	$ 5,695,789
2003	5,998,546
2004	5,325,400
2005	4,561,465
2006	4,030,957
Thereafter	4,684,069
Total minimum lease payments	$30,296,226

Litigation

Although management, after consultation with legal counsel, is not aware of any material litigation or claims against the Company, in the normal course of business, the Company may become subject to such litigation or claims.

11. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital requirements under Rule 15c3-1, which require the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,000,000 or 2% of aggregate debit balances arising from customer transactions, as

defined. At December 31, 2001, the Company had net capital, as defined, of $195,327,344, which was $194,327,344 in excess of the required net capital.

Certain financial information of the Company's subsidiaries is included in the accompanying financial statements but is not included in the Company's net capital computation.

12. FINANCIAL INSTRUMENTS WITH OFF-STATEMENT OF FINANCIAL CONDITION RISK

The Company is a party to certain financial instruments with off-statement of financial condition risk in the normal course of trading inventory and clearance of customers' securities transactions. These financial instruments include securities sold but not yet purchased and payables to brokers and dealers. These instruments involve, to varying degrees, elements of market risk whose ultimate obligation may exceed the amounts recognized in the 2001 and 2000 statements of financial condition. In the event of the nondelivery of customers' securities owed by the Company due from other broker-dealers or its customers, the Company is required to purchase identical securities in the open market. Such purchases might result in losses not reflected in the accompanying statements of financial condition. The market values of securities owed the Company at December 31, 2001 and 2000 approximate the amounts payable.

The Company monitors the credit standing of each broker-dealer and customer with which it conducts business. In addition, the Company monitors the market value of collateral held and the market value of securities receivable from others. It is the Company's policy to request additional collateral when exposure to loss exists.

13. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments are either at quoted market prices or have stated rates of interest which approximate current market rates. As a result, the recorded amounts of these financial instruments approximate their estimated fair values at December 31, 2001 and 2000.